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Exhibit

Exhibit            Description

99.1	Announcement on 2017/09/06: To clarify media reports on 6 September, 2017.

Exhibit 99.1

To clarify media reports on 6 September, 2017

1. Date of occurrence of the event: 2017/09/06
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: Apple Daily, Liberty Times Net and UDN
6. Content of the report: Micron former employees are suspected to steal trade secrets and then employed by the Company. The Company and three officers are indicted.
7. Cause of occurrence: N/A
8. Countermeasures: As of this announcement, the Company hasn’t received the indictment. The Company hereby clarifies that the above news are reported by the media themselves. After receiving the indictment, the Company would comply with the judicial procedure, and retain the legal counsel to protect the Company’s rights.
9. Any other matters that need to be specified: The Company always exercises its best efforts to protect trade secrets and objectively adopts the measures to avoid infringing others’ trade secrets in compliance with current practice. Whether the standard adopted by the Taichung District Prosecutors Office in this specific case complies with current practice remains to be examined by the court pursuant to the laws.